Exhibit 99.1

Caesarstone Announces Full Exercise of Over-Allotment Option

CAESAREA, ISRAEL – April 4, 2012 – Caesarstone Sdot-Yam Ltd., a manufacturer of high quality engineered quartz surfaces, today announced that the underwriters of its recently completed initial public offering exercised in full their option to purchase an additional 999,000 ordinary shares to cover over-allotments. The issuance and sale of the over-allotment shares closed on April 2, 2012. As a result, the Company issued a total of 7,659,000 ordinary shares in the initial public offering, including pursuant to the underwriters’ over-allotment option, at an initial public offering price of $11.00 per share.

J.P. Morgan Securities LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC served as the joint bookrunning managers for the offering, and Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated served as the co-managers for the offering.

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. Copies of the final prospectus may be obtained from J.P. Morgan Securities LLC, via telephone at (866) 803-9204 or by mail at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; from Barclays Capital Inc., via telephone at (888) 603-5847 or by mail at c/o Barclays Capital Inc. at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; or from Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY, 10010 or via telephone: (800) 221-1037.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops and other types of interior surfaces. The wide variety of colors, styles, designs and textures of quartz the Company produces, along with the product’s inherent durability, provide consumers with a product competitive with granite, manufactured solid surfaces, and laminate. The Company’s products are available in 42 countries around the world.

Contact

James Palczynski

Investor Relations

+1 (203) 682-8229

jp@icrinc.com